September 26, 2024

Christopher Werner
Chief Executive Officer
C3 Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611

        Re: C3 Bullion, Inc.
            Amendment No. 5 to Offering Statement on Form 1-A
            Filed August 30, 2024
            File No. 024-12367
Dear Christopher Werner:

       We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 22, 2024 letter.

Amendment No. 5 to Form 1-A filed August 30, 2024
Part II Offering Circular
Cover Page, page 2

1. Please revise your disclosure here and elsewhere, including in your subsection titled
       "Minimum Purchase Requirements" on page 78, to reflect the revised minimum investment amount of $500, a reduction from the previously disclosed minimum of
       $10,000. We note your revised Q&A titled "May I invest less than $500?" on page 3.
2. We note your response to prior comment 1 including that, while you intend for secondary trading to take place through the ATS of tZERO when and if available, you believe the inclusion of audited financial statements will satisfy the listing requirements "of the
       tZERO ATS, LATINEX or OTCQB." However, throughout your offering statement, you deleted references to LATINEX and/or OTCQB in certain sections and retained discussion of these trading platforms in other sections (e.g., "Foreign Restrictions on
       Purchase of Shares" on page 51). Please revise your disclosure throughout your offering
 September 26, 2024
Page 2

       statement to make clear your intent with regard to each of these trading platforms, the respective associated risks, and any additional disclosure necessary to investors to clearly understand your intent as well as price volatility and liquidity that will be available to them upon their investment in your company. We note your revisions to the risk factor beginning "There has been only a limited public market..." on page 29. Frequently Asked Questions
When will I get my money back?, page 3

3. We note your response to prior comment 3, including that the Board of Directors expects to run the company for at least five years "without providing an exit strategy for shareholders until that time." Please further revise this Q&A to state directly and plainly that as a result of this plan shareholders will not or are unlikely to be able to redeem their shares or receive distributions prior to the end of this five year period.
Offering Circular Summary, page 9

4. We note your response to prior comment 4, including revisions to reflect $950,000 of shares placed in Reg. S offerings, and reissue in part. Please further revise your disclosure to state the dollar amount sold in your Reg. D offering; in this regard, your amended Form
       D filed January 12, 2024 indicates that you have sold $750,000 of shares.
Description of the Company
C. C3's Project Sourcing Artificial Intelligence (AI) Tool, page 39

5. We note your response to prior comment 5, including that you have filed the MSA with
       Solutionsloft as an Exhibit 6. Please revise your Description of Exhibit table to accurately reflect the current MSA with Solutionsloft. In this regard, we note that
Exhibit 6.1
       continues to reference an agreement with Inference Frame in addition to the table not listing the MSA with Solutionsloft.
F. Mine+ Group, page 41

6. We note your response to prior comment 6 and reissue in part. Please revise your disclosure here to discuss the terms of the engagement you have entered into with Mine+
       Group. In this regard, we note the scope of work and purpose as disclosed; however the terms of the underlying agreement (e.g., duration and payment) are not currently disclosed.
Transactions with Related Persons..., page 63

7. Revise to describe the various related party transactions you acknowledge in Note 2 of your Financial Statements, or tell us why such disclosure is not required. Disclose the consulting fees you remit to your officers, as discussed in Note 2, as Executive
       Compensation on page 62 or explain why such fees are appropriate to exclude.
Exhibits

8. We note the introductory paragraphs and Section 20 of the Form of Subscription
       Agreement at Exhibit 4.1. Please revise the Subscription Agreement to state whether the arbitration and jury trial waiver provisions of the agreement apply to claims under the federal securities laws. Also revise your Description of Shares section of the Offering
 September 26, 2024
Page 3

       Circular to describe the arbitration and jury trial waiver provisions, including whether they apply to claims under the federal securities laws. Additionally, discuss these provisions under an appropriate caption in your Risk Factors section to address any uncertainty about enforceability. Finally, please reconcile Section 19 of the Subscription
       Agreement with Section 20.e. which refer to different governing law jurisdictions.
9. Refer to the introductory paragraphs and Section 5.p. of your Subscription Agreement, where you require investors to represent or acknowledge that they have "read" and/or
       "understand" the offering circular. This language appears to conflict with Section 14 of the Securities Act regarding waivers of compliance with the federal securities laws. Please
       refer to the Commission   s guidance regarding impermissible legends or
disclaimers,
       contained in Securities Offering Reform Release No. 33-8591 (2005), and revise your subscription agreement accordingly.
       Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   James R. Simmons